Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company’s ratio of earnings to fixed charges for the nine months ended September 30, 2008 and the years ended December 31 as indicated:

	Nine Months
	Ended	Year Ended December 31,
	9/30/2008	2007	2006	2005	2004
Ratio of earnings to fixed charges	11.21	14.14	10.49	11.04	10.11

For purposes of computing the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes from continuing operations after deducting interest on FIN 48 liabilities and adding-back fixed charges.  Fixed charges consist of interest expense (including capitalized interest, but excluding interest on FIN 48 liabilities) and the portion of rental expense that is representative of the interest factor.